Rain Oncology Inc.8-K

Exhibit 3.1

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RAIN ONCOLOGY INC.

FIRST:	The name of this corporation shall be: Rain Oncology Inc.
SECOND:	Its registered office in the State of Delaware is to be located at:

c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808, County of New Castle, and its registered agent at such address is: The Corporation Service Company.

THIRD:	The purpose or purposes of the corporation shall be:

To carry on any and all business and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:	The total number of shares of stock which this corporation is authorized to issue is:

One Hundred (100) shares of Common Stock, par value $0.001 per share. All shares of Common Stock shall be uncertificated.

FIFTH:	In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the by-laws of the corporation.
SIXTH:	Elections of directors need not be by written ballot unless the by-laws of the corporation shall so provide.
SEVENTH:	To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, alteration or repeal of this Article that adversely affects any right of a director shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.
EIGHTH:	The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and to add or insert other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article EIGHTH.

NINTH:	Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.